Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CPI International, Inc.:

    We consent to the incorporation by reference in the registration statements (Nos. 333-134520, 333-134521 and 333-163302) on Form S-8 of CPI International, Inc. and subsidiaries of our reports dated December 10, 2009, with respect to the consolidated balance sheets of CPI International, Inc. and subsidiaries as of October 2, 2009 and October 3, 2008 , and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 2, 2009, and the effectiveness of internal control over financial reporting as of October 2, 2009, which reports appear in the October 2, 2009 annual report on Form 10-K of CPI International, Inc.

/s/ KPMG LLP

Mountain View, California
December 10 , 2009